Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES

RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2011	2012	2013	2014	2015	2015	2016
Earnings
Income (Loss) before Income Taxes	$127	$10	$(57)	$75	$144	$(69)	$420
Fixed Charges	779	811	862	898	850	458	668

Total Earnings	$906	$821	$805	$973	$994	$389	$1,088

Fixed Charges
Interest Expense	$735	$780	$834	$868	$822	$445	$651
Amortization of Debt Costs	37	24	20	21	18	11	11
Interest Element of Rentals	7	7	8	9	10	2	6

Total Fixed Charges	$779	$811	$862	$898	$850	$458	$668

Ratio of Earnings to Fixed Charges(1)	1.16	1.01	—	1.08	1.17	—	1.63

(1)	Earnings for the year ended December 31, 2013 and for the six months ended June 30, 2015 were insufficient to cover fixed charges by $57 million and $69 million, respectively. As a result of such deficiencies, the ratios are not presented above.